SECUR[ITIES AND EXCHANGE COM]MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-23522

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/01/08 (MM/DD/YY) AND ENDING 6/30/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER — DEALER: Ridge Clearing & Outsourcing Solutions, Inc. (an indirect wholly-owned subsidiary of Broadridge Financial Solutions, Inc.)

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1981 Marcus Avenue
(No. and Street)

Lake Success	NY	11042-1038
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles E. Sax — (516) 472-5179
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name — if individual, state last, first, middle name)

Two World Financial Center	New York	NY	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
AUG 24 2009
Washington, DC
100

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)

RIDGE CLEARING & OUTSOURCING SOLUTIONS, INC.
(An indirect wholly-owned subsidiary of Broadridge Financial Solutions, Inc.)
(SEC I.D. No. 8-23522)

STATEMENT OF FINANCIAL CONDITION
AS OF
JUNE 30, 2009
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * *

Filed in accordance with Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a Public Document.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Ridge Clearing & Outsourcing Solutions, Inc.
Lake Success, New York

We have audited the accompanying statement of financial condition of Ridge Clearing & Outsourcing Solutions, Inc. (an indirect wholly-owned subsidiary of Broadridge Financial Solutions, Inc.) (the "Company") as of June 30, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial position presents fairly, in all material respects, the financial position of Ridge Clearing & Outsourcing Solutions, Inc. at June 30, 2009, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP
August 21, 2009

Ridge Clearing & Outsourcing Solutions, Inc.
(An Indirect Wholly-Owned Subsidiary of Broadridge Financial Solutions, Inc.)

STATEMENT OF FINANCIAL CONDITION
AS OF JUNE 30, 2009
(Dollars in thousands, except share information)

Assets	
Cash and cash equivalents	$ 107,455
Cash segregated for regulatory purposes and securities deposited with clearing organizations (Notes 4 and 10)	246,522
Securities Borrowed	94,591
Receivable from brokers, dealers and clearing organizations, net (Note 3)	382,590
Receivable from customers	534,073
Goodwill	29,298
Intangible assets, net (Note 11)	11,932
Income tax receivable from Broadridge (Note 6)	34,327
Other assets	11,422
Total assets	$ 1,452,210
Liabilities and Stockholder's Equity	
Liabilities:	
Drafts payable	$ 2,767
Securities loaned	9,572
Payable to brokers, dealers and clearing organizations (Note 3)	208,657
Payable to customers	869,841
Deferred tax liability, net (Note 6)	5,937
Restructuring liabilities (Note 8)	4,021
Accrued expenses and other liabilities (Note 5)	20,549
Total liabilities	$ 1,121,344
Stockholder's Equity:	
Common stock $0.10 par value; authorized 200,000 shares; issued and outstanding 100,000 shares	$ 10
Additional paid-in capital	366,700
Accumulated deficit	(35,844)
Total stockholder's equity	$ 330,866
Total liabilities and stockholder's equity	$ 1,452,210

See notes to statement of financial condition.

1. Organization

Ridge Clearing & Outsourcing Solutions, Inc. (the "Company") is wholly-owned by Broadridge Securities Processing Solutions, Inc. (the "Parent"), which in turn, is a wholly-owned subsidiary of Broadridge Financial Solutions, Inc. ("Broadridge"), a leading global provider of technology-based outsourcing solutions to the financial services industry, headquartered in Lake Success, New York.

The Company is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of both the New York Stock Exchange ("NYSE") and the Financial Industry Regulatory Authority ("FINRA"). The Company provides securities clearing and operations outsourcing services. Securities clearing is the process of matching, recording, and processing transaction instructions and then exchanging payment between counterparties. The Company also provides financing for client inventory through margin lending. The Company's operations outsourcing solutions allow brokers to outsource certain administrative functions relating to clearing and settlement to the Company, from order entry to trade matching and settlement, while maintaining their ability to finance and capitalize their business.

2. Summary of Significant Accounting Policies

The following is a summary of significant accounting policies applied by the Company in the preparation of its financial statement. These policies are in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates — The preparation of this financial statement in conformity with GAAP requires management to make estimates and assumptions during the reporting period that affect the related amounts in the financial statement and accompanying notes. Actual results could differ from those estimates. Significant estimates include the outcome of litigation and the carrying amounts of goodwill, other intangible assets and restructuring liabilities.

Fair Value — Substantially all of the Company's assets and liabilities are carried at fair value or contracted amounts which approximate fair value. Assets which are recorded at contracted amounts approximating fair value consist of securities borrowed, customer receivables, receivables from broker-dealers and certain other receivables. Similarly, the Company's short-term liabilities such as securities loaned, customer payables, payables to broker-dealers and certain other payables are recorded at contracted amounts approximating fair value. These instruments generally have variable interest rates and short-term maturities, in many cases overnight, and accordingly, their fair values are not materially affected by changes in interest rates (see Note 12).

Customer Securities Transactions — Customer securities transactions are recorded on a settlement date basis, which is generally three business days after trade date. Receivables from and payables to customers include amounts related to securities transactions. The value of securities owned by customers is not reflected in the accompanying statement of financial condition.

Cash and Cash Equivalents — Cash and cash equivalents include all demand deposits held in banks and certain highly liquid investments with original maturities of 90 days or less. At June 30, 2009 cash equivalents consisted of $71.0 million invested overnight in money market funds.

Drafts Payable — The Company presents overdraft bank account balances as a drafts payable liability account, as appropriate. In accordance with related bank agreements, such overdrafts are funded by the Company on a following-day basis.

Securities Owned — Securities owned are valued at market and recorded on a trade date basis. At June 30, 2009, securities owned consisted solely of U.S. Treasury bills, and are included in cash segregated for regulatory purposes and securities deposited with clearing organizations on the statement of financial condition.

Securities Borrowed and Loaned — Securities borrowed and loaned are recorded based on the amount of cash collateral advanced or received. Securities borrowed transactions facilitate the settlement process and require the Company to deposit cash with the lender. The Company takes possession of securities borrowed, monitors the market value of both securities borrowed and securities loaned and obtains additional collateral as appropriate.

Receivable From and Payable to Brokers, Dealers and Clearing Organizations — Receivable from brokers, dealers and clearing organizations primarily consist of securities failed to deliver, receivables from correspondents and deposits held at clearing organizations. The value of correspondents' securities held by the Company as custodian is not reflected in the accompanying statement of financial condition. Payable to brokers and dealers primarily consists of securities failed to receive and payables to correspondents.

Income Taxes — The Company is included in the consolidated Federal and applicable combined state and local income tax returns of Broadridge. For Federal, state and local income taxes, the Company records an amount equal to its separate tax liability or benefit as if it were filing on an individual company basis. Accumulated tax benefits related to net operating losses and loss carryforwards are recorded as a receivable from Broadridge and are included in the income tax receivable from Broadridge on the statement of financial condition.

Income taxes are provided under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 109, *Accounting for Income Taxes*, which requires the Company to use the asset and liability method. This method requires that deferred taxes be adjusted to reflect the tax rates at which future taxable amounts will be settled or realized. (see Note 6).

In assessing the need to record a valuation allowance against its accumulated tax benefits and deferred tax assets, management considers whether it is more likely than not that some portion or all of the accumulated tax benefits and deferred tax assets will be realized. The ultimate realization of accumulated tax benefits and deferred tax assets is dependent upon the generation of future taxable income during the year in which temporary differences will reverse and within allowable carry-forward periods for certain tax attributes.

Goodwill and Intangible Assets, Net — In accordance with SFAS No. 142, *Goodwill and Other Intangible Assets* ("SFAS No. 142"), goodwill is tested annually (or more frequently under certain conditions) for impairment. If an impairment exists, a write-down to fair value (normally measured by discounting estimated future cash flows) is recorded. The Company has reviewed its goodwill in accordance with SFAS No. 142 as of March 31, 2009, and has determined that no impairment charge was required. Intangible assets with finite lives are amortized primarily on a straight-line

basis over their estimated useful lives and are reviewed for impairment in accordance with SFAS No. 144, *Accounting for Impairment or Disposal of Long-Lived Assets.* The Company's identifiable intangible assets consist primarily of software and software licenses, and customer contracts. Software and software licenses and customer contracts are amortized over periods of 3 and 10 years, respectively. The Company has reviewed its intangible assets and has determined that no impairment charge was required.

Fixed Assets, Net — Fixed assets, which are included in other assets, consist primarily of leasehold improvements and communication and data processing equipment and are stated at cost less accumulated amortization and depreciation. Leasehold improvements are amortized over the lesser of the terms of the respective leases, including option periods or the estimated lives of the improvements. Depreciation is expensed over the estimated useful lives of the assets, which range from 3 to 7 years.

Stock-Based Compensation — Broadridge accounts for stock-based compensation in accordance with SFAS No. 123R, *Share-Based Payment* by recognizing the measurement of stock-based compensation expense based on the fair value of the award on the date of grant. The Company is allocated its share of applicable stock-based compensation expense, which is recorded as a capital contribution within additional paid-in capital (see Note 5).

Recently Issued Accounting Pronouncements — In June 2009, the Financial Accounting Standards Board ("FASB") issued Statement No. 168, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles—a replacement of FASB Statement No. 162* ("SFAS No. 168"), which establishes the FASB Accounting Standards Codification as the source of authoritative accounting principles recognized by the FASB to be applied in the preparation of financial statements in conformity with generally accepted accounting principles. SFAS No. 168 explicitly recognizes rules and interpretive releases of the SEC under federal securities laws as authoritative GAAP for SEC registrants. SFAS No. 168 will become effective in the first fiscal quarter of fiscal year 2010 and is not expected to have a material impact on the Company's statement of financial condition.

In May 2009, the FASB issued SFAS No. 165, *Subsequent Events* ("SFAS No. 165"). SFAS No. 165 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date, that is, whether that date represents the date the financial statements were issued or were available to be issued. SFAS No. 165 is effective for interim or annual financial periods ending after June 15, 2009. The Company adopted SFAS No. 165 for the fiscal year ended June 30, 2009 and the adoption of this standard did not have a material impact on the Company's statement of financial condition.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No.* 115 ("SFAS No. 159"). This statement provides a fair value option election that allows companies to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities, with changes in fair value recognized in earnings as they occur. SFAS No. 159 permits the fair value option election on an instrument by instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. SFAS No. 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. SFAS No. 159 became effective for the Company beginning on July 1, 2008. The Company has not applied the elective provisions of SFAS No. 159.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* ("SFAS No. 157"). This statement clarifies the definition of fair value, establishes a framework for measuring fair value, and expands the disclosures on fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007.

In February 2008, the FASB issued FASB Staff Position ("FSP") No. 157-1, *Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements that Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13* ("FSP No. 157-1") and FSP No. 157-2, *Effective Date of FASB Statement No. 157* ("FSP No. 157-2"). FSP No. 157-1 amends FASB Statement No. 157 to exclude FASB SFAS No. 13, *Accounting for Leases* ("SFAS No. 13") and other accounting pronouncements that address fair value measurements for purpose of lease classification and measurement under SFAS No. 13. This FSP is effective upon the initial adoption of SFAS 157. FSP No. 157-2 delays the effective date of SFAS 157 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in this financial statement on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008 and interim periods within those fiscal years for items within the scope of this FSP. The Company adopted SFAS No. 157 and FSP No. 157-1 effective July 1, 2008 and the adoption did not have a material impact on the Company's statement of financial condition. The Company expects to adopt FSP No. 157-2 on July 1, 2009 and the adoption is not expected to have a material impact on the Company's statement of financial condition.

Subsequent Events — In preparing the accompanying financial statement, in accordance with SFAS No. 165, the Company has reviewed events that have occurred after June 30, 2009, through the date of issuance of this financial statement on August 21, 2009. During this period, the Company did not have any material subsequent events other than the event disclosed in Note 13.

3. Receivable from and Payable to Brokers, Dealers and Clearing Organizations

At June 30, 2009, amounts receivable from and payable to brokers, dealers and clearing organizations consist of (*dollars in thousands*):

Receivables:	
Correspondents and other	$ 107,235
Clearing organizations	145,026
Securities failed to deliver	132,329
	$ 384,590
Less: allowance on correspondent receivable	(2,000)
Receivable from brokers, dealers and clearing organizations, net	$ 382,590
Payables:	
Correspondents and other	$ 118,969
Securities failed to receive	89,688
Payable to brokers, dealers and clearing organizations	$ 208,657

Included in receivables from correspondents and other is a receivable of $50.7 million from money market funds, which relate to customer trading activity.

4. Securities Pledged

The Company segregates cash in special reserve accounts for the exclusive benefit of customers and proprietary accounts of introducing brokers ("PAIB") pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934 ("Rule 15c3-3") and also deposits securities with clearing organizations. At June 30, 2009 the Company had segregated cash of approximately $244.5 million, in compliance with Rule 15c3-3, and had deposited with clearing organizations approximately $2.0 million of owned securities consisting of U.S. Treasury bills. These amounts are included in cash segregated for regulatory purposes and securities deposited with clearing organizations in the statement of financial condition.

Under SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities*, the Company is required to disclose the market value of collateral received under securities borrowed transactions, customer and correspondent agreements which it has the ability to sell or repledge and the amount of collateral that has been pledged or resold. As of June 30, 2009, the Company has received securities collateral primarily in connection with customer margin loans, securities borrowed transactions and correspondent accounts with a market value of approximately $887.3 million which it can sell or repledge. Of this amount, approximately $184.5 million has been pledged or sold as of June 30, 2008 in connection with securities loaned, street-side settlement, deposits with clearing organizations and Federal and other regulations.

5. Related Party Transactions

Broadridge funds payroll and accounts payable on behalf of the Company. The Company subsequently reimburses Broadridge for such payments. At June 30, 2009, the Company had recorded intercompany payables of approximately $5.8 million related to such funding. Additionally, at June 30, 2009, the Company had recorded approximately $1.5 million of intercompany payables related to the services and expense allocations described below. All intercompany payables are included in accrued expenses and other liabilities in the statement of financial condition.

Outsourcing — One of the Company's strategic initiatives targets large financial institutions that currently clear on a fully-disclosed basis, offering them an opportunity to convert to a self-clearing model which utilizes the Company's operations outsourcing solutions, as well as solutions from other Broadridge wholly-owned entities.

Clearance Processing Services — The Company receives services from other Broadridge wholly-owned entities, primarily related to data processing, statement and confirm printing and postage, related to its securities clearing services. The Company is charged for services based on the other entities' cost of providing such services.

Technology Infrastructure and Support Services — The Company is allocated expenses relating to technology infrastructure and support services.

Overseas Operational Support Services — The Company outsources part of its operations to Broadridge Financial Solutions Private Limited (India), a wholly-owned Broadridge entity.

Stock-Based Compensation — During the year, Broadridge funded stock-based compensation costs on behalf of the Company. The Company treated such costs as a capital contribution as there is no intent to repay Broadridge.

Occupancy and Equipment — The Company leases space at its headquarters in Lake Success, New York. The space is shared with Broadridge. Although the Company is the lessee on the lease agreement, the lease is managed by Broadridge. The Company also occupies space in Journal Square, New Jersey that is leased by Broadridge.

Loans — The Company borrows on an unsecured basis from Broadridge. As of June 30, 2009, there were no outstanding borrowings.

Dividend — The Company paid a $3.0 million dividend to the Parent on November 24, 2008 upon receipt of FINRA approval.

6. Income Taxes (dollars in thousands)

The Company has entered into a formal tax sharing agreement with Broadridge whereby the Company's current and future year tax losses, and tax loss carryforwards resulting from prior period losses, can be utilized by Broadridge to apply to Broadridge's consolidated net taxable income on Broadridge's U.S. federal tax return and any relevant consolidated state tax returns. As of June 30, 2009, this amount is approximately $34.3 million and has been recorded as an income tax receivable from Broadridge in the statement of financial condition.

The Company believes that it is more likely than not that it will be able to generate sufficient taxable income in future years to realize the benefits from its income tax receivable from Broadridge. However, a valuation allowance only for non-combined state net operating loss carryforwards has been recorded, as the Company realizes tax benefits associated with the filing of only consolidated/combined tax returns with Broadridge for federal and certain state income taxes.

The components of the deferred tax liability as of June 30, 2009 are as follows:

Deferred tax assets:	
Accrued expenses not currently deductible	$ 2,840
Stock-based compensation expense	489
Valuation allowance on state net operating loss carryforward	(169)
Deferred tax liability:	
Amortization	(9,097)
Net deferred tax liability	$ (5,937)

The Company adopted FIN 48 effective in 2007 and recognized no change to beginning retained earnings for unrecognized tax benefits. As of June 30, 2009, the Company had no unrecognized tax benefits. The Company is currently not under any U.S. or foreign income tax exam for any of its open tax years.

7. Employee Benefit Plans

Certain employees of the Company participate in Broadridge's employee benefit plans. These plans include a benefit plan providing health benefits to eligible employees and their families, a defined benefit pension plan and a 401(k) retirement and savings plan.

Additionally, certain employees of the Company participate in Broadridge's stock-based compensation plans which provide for grants of restricted stock units and stock options of Broadridge. The Company treated the stock-based compensation costs as a capital contribution as there is no intent to repay Broadridge.

8. Commitments and Contingencies

Leases — The Company leases office space under non-cancelable operating lease agreements with third parties, that have initial non-cancelable terms in excess of one year and which expire on various dates through 2017. These operating leases are subject to escalation based on increases in costs incurred by the lessor. At June 30, 2009, non-cancelable contractual operating leases with third parties had the following minimum lease commitments *(dollars in thousands)*:

Year Ending June 30	
2010	$ 5,204
2011	5,268
2012	5,344
2013	2,395
2014	2,473
Thereafter	6,984
	$ 27,668

Lease commitments include remaining lease obligations for a facility that was exited and the facility in Lake Success, NY. Not included in the lease commitments above are expected receipts of sublease payments of $4.4 million related to the facility that was exited (see Note 5 and "Restructuring Liabilities" below).

Restructuring Liabilities — Concurrent with the November 2004 acquisition of the Company by its former parent, the Company's management formulated a plan to restructure the Company. In accordance with Emerging Issues Task Force Issue 95-3, *Recognition of Liabilities in Connection with a Purchase Business Combination*, certain costs related to the plan were recognized as assumed liabilities, consisting primarily of facilities leases, relocation costs and severance costs. Additionally, unrelated to the acquisition, the Company took a charge related to involuntary employee termination benefits and a charge for the fair value of the remaining lease obligation for a facility that was exited, in accordance with SFAS 146, *Accounting for Costs Associated with Exit or Disposal Activities*. A roll forward of the total restructuring liabilities from June 30, 2008 to June 30, 2009 is as follows (*dollars in thousands*):

	Facilities Costs
Balance as of June 30, 2008	$ 8,203
Change in estimates	(2,532)
Utilization — Year Ended June 30, 2009	(1,650)
Balance as of June 30, 2009	$ 4,021

The change in estimated facilities costs was based on expected payments from subleases of a portion of the facility. The lease and subleases terminate in 2012.

Litigation — The Company is subject to various claims and litigation in the normal course of business. The Company does not believe that the resolution of these matters will have a material impact on this financial statement.

Risks and Uncertainties — The Company generates a significant portion of its revenues by providing securities trading, brokerage and clearing activities to domestic customers. Revenues for these services are transaction based. As a result, the Company's revenues could vary based on the performance of financial markets around the world. The Company's financing is sensitive to interest rate fluctuations that may have an impact on the Company's profitability.

9. Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company's securities activities primarily involve executions, settlement and financing of various securities transactions for a nationwide retail and institutional, customer and non-customer client base, introduced by its correspondent broker-dealers. These activities may expose the Company to risk in the event customers, other brokers and dealers, banks, clearing organizations or depositories are unable to fulfill contractual obligations.

The Company conducts business with brokers and dealers, clearing organizations and depositories that are primarily located in the New York area. Banking activities are conducted mainly with domestic commercial banks, to support customer securities activities of correspondent broker-dealers.

The Company's exposure to credit risk associated with transactions in which the Company extends credit to customers and non-customers is measured on an individual customer or counterparty basis. To reduce the potential for risk concentration, credit limits are established and continually monitored in light of changing customer and market conditions. The Company seeks to control the risk associated with these activities by requiring customers and non-customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requests the deposit of additional collateral or reduces securities positions, when necessary. In addition, the Company's correspondent broker-dealers may be required to maintain deposits relating to its security clearance activities.

The Company records customers' securities transactions on a settlement date basis, which is generally three business days after trade date. The Company is therefore exposed to off-balance sheet risk of loss on unsettled transactions in the event customers and other counterparties are unable to fulfill contractual obligations.

The Company's securities lending activities require the Company to pledge securities as collateral. In the event the counterparty is unable to meet its contractual obligation, the Company may be exposed to off-balance sheet risk of acquiring securities at prevailing market prices. The Company monitors the credit standing of counterparties with whom it conducts business. Risk is further controlled by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral level in the event of excess market exposure or instituting securities buy-in procedures when required.

The Company also provides guarantees to securities clearinghouses and exchanges. Under the standard membership agreement, members are required to guarantee the performance of the other members. Under the agreements, if another member becomes unable to satisfy its obligations to the clearinghouse, the other members would be required to meet any shortfalls. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is carried on the statement of financial condition for these transactions.

10. Regulatory Requirements

As a registered broker-dealer and member of the NYSE and FINRA, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities Exchange Act of 1934 ("Rule 15c3-1"). The Company computes its net capital under the alternative method permitted by Rule 15c3-1, which requires the Company to maintain minimum net capital equal to the greater of $1.5 million or 2% of aggregate debit items arising from customer transactions. The NYSE and FINRA may require a member firm to reduce its business if its net capital is less than 4% of aggregate debit items, or may prohibit a member firm from expanding its business or paying cash dividends if resulting net capital would be less than 5% of aggregate debit items. At June 30, 2009, the Company had net capital of $217.4 million, which was approximately 30.92% of aggregate debit items and exceeded the minimum requirements by $203.3 million.

The Company is also subject to the customer protection requirements of Rule 15c3-3 of the Securities Exchange Act of 1934 ("Rule 15c3-3"). In addition, in order to allow correspondent broker-dealers to classify their assets held by the Company as allowable assets in their computation of net capital, the Company has agreed to compute a separate reserve requirement for the PAIB.

Pursuant to Rule 15c3-3 the Company computes its customer and PAIB segregation requirements on the business day following the required computation date on an 'as of' basis. Accordingly, when the Company computed its requirements 'as of' June 30, 2009, it determined that approximately $235.4 million and $51.1 million, respectively, of funds or securities were required to be segregated in accordance with Rule 15c3-3. The following business day, pursuant to Rule 15c3-3, the Company arranged for approximately $258.2 million and $80.5 million of cash to be segregated in its special reserve accounts for the exclusive benefit of customers and PAIB, exceeding actual requirements by approximately $22.8 million and $29.4 million, respectively. At June 30, 2009 cash of approximately $164.2 million and $80.3 million had been segregated in special reserve accounts for the exclusive benefit of customers and PAIB, respectively, in accordance with Rule 15c3-3, based on the regulatory requirements computed as of June 26, 2009.

The Company purchased an additional insurance policy through a group of London underwriters (with Lloyd's of London syndicates as the lead underwriter) to supplement Securities Investor Protection Corporation ("SIPC") protection effective December 10, 2008. This additional insurance policy becomes available to customers in the event that SIPC limits are exhausted and provides protection for securities and cash up to an aggregate of $600 million. This is provided to pay amounts in addition to those returned in a SIPC liquidation. This additional insurance policy is limited to a combined return to any customer from a Trustee, SIPC and London underwriters of $150 million, including cash of up to $2 million. This additional insurance does not protect against a loss in the market value of securities.

11. Intangible Assets (dollars in thousands)

The components of identifiable intangible assets as of June 30, 2009 are as follows:

	Software Licenses	Customer Contracts	Totals
Gross balance	$ 197	$ 22,000	$ 22,197
Accumulated Amortization	(192)	(10,073)	(10,265)
Net balance	$ 5	$ 11,927	$ 11,932
Weighted average remaining useful lives (years)	0.1	5.3	5.3

Customer contracts were acquired as part of the acquisition of the Company.

12. Fair Value of Financial Instruments

SFAS No. 157, *Fair Value Measurements*, defines the fair value of a financial instrument as the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements do not include transaction costs.

SFAS No. 157 expands the disclosure requirements around fair value and establishes a fair value hierarchy for valuation inputs. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market. Each fair value measurement is reported in one of the three levels, which is determined by the lowest level input that is significant to the fair value measurement in its entirety. These levels are:

Level 1 Inputs that are based upon unadjusted quoted prices for identical instruments traded in active markets.

Level 2 Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly.

Level 3 Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

The following table summarizes the Company's financial assets measured at fair value as of June 30, 2009 (*dollars in thousands*):

	Level 1	Level 2	Level 3	Total
Assets:				
Cash and cash equivalents:				
Money market funds	$ 71,000	$ -	$ -	$ 71,000
Cash segregated for regulatory purposes and securities deposited with clearing organizations:				
U.S. Government obligations	2,000	-	-	2,000
Total	$ 73,000	$ -	$ -	$ 73,000

The Company did not have any financial assets that met the classification of Level 3 assets during the fiscal year ended June 30, 2009.

13. Subsequent Events

On August 5, 2009, the Company entered into a revolving credit facility, under which the Company is the borrower and Broadridge is the guarantor. Under the facility, the Company may request advances in an aggregate principal amount not to exceed the lesser of $75.0 million or the borrowing base, which is the sum of certain securities pledged to the lender. Advances under the facility bear interest at a per annum rate of one-month LIBOR plus a margin. The facility has a 364-day term, which may be extended for an additional 364 days subject to the satisfaction of certain conditions.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

August 21, 2009

Ridge Clearing & Outsourcing Solutions, Inc.
1981 Marcus Avenue
Lake Success, NY 11042-1038

In planning and performing our audit of the financial statements of Ridge Clearing & Outsourcing Solutions, Inc. (an indirect wholly-owned subsidiary of Broadridge Financial Solutions, Inc.) (the "Company") as of and for the year ended June 30, 2009 (on which we issued our report dated August 21, 2009 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) (including the practices and procedures followed by the Company in making the periodic computations for proprietary accounts of introducing brokers ("PAIB")); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP